

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q/A for the period ended November 30, 2010**
> **Filed May 31, 2011**
> **File No. 333-153172**

Dear Mr. English:

We have reviewed your response filed April 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the period ended November 30, 2010

1.   Please refer to comment two in our letter dated February 8, 2011 and further amend your Form 10-Q for the period ended November 30, 2010 to disclose the fact that the financial statements were reviewed by your auditors and disclose the date on which that review was completed. Include the auditor's review report. Also include a note to the financial statements that clearly describes all material adjustments that resulted from the review, if any. Include an explanatory paragraph to your amended Form 10-Q that clearly explains the reason for the amendment.

Certifications

Exhibit 31.1

2.   Please refer to our prior comment three in our letter dated February 8, 2011 and revise the certifications in future filings, including any amendments to this filing, to use the word "registrant" instead of "small business issuer." Please note the requirements to use that wording in Item 601(31)(i) of Regulation S-K

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
        .

                                        Sincerely,

                                        /s/ Jeff Jaramillo

                                        Jeff Jaramillo
                                        Branch Chief